EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Ikanos Communications, Inc. owns 100% of the voting securities of each subsidiary listed below as of January 31, 2009.

Name	State of Jurisdiction of Organization
Ikanos Communications International, Inc.	United States of America
Ikanos Communications (India) Private, Ltd.	India
Ikanos Communications Japan KK	Japan
Ikanos Communications Europe SARL	France
Ikanos Communications (Singapore) Private Limited	Singapore